Exhibit 99.1

NEXGEN ENERGY LTD.

Common Shares

AMENDMENT NO. 1 TO EQUITY DISTRIBUTION AGREEMENT

April 29, 2024

Virtu Canada Corp.

1720 - 222 Bay Street

Toronto, ON M5K 1B7

Virtu Americas, LLC

41st Floor - 1633 Broadway

New York, NY 10019

United States

Ladies and Gentlemen:

NexGen Energy Ltd., a corporation governed by the Business Corporations Act (British Columbia) (the “Company”), entered into an equity distribution agreement dated December 11, 2023 (the “EDA”) with Virtu Canada Corp. (the “Canadian Agent”) (formerly, Virtu ITG Canada Corp.) and Virtu Americas, LLC (the “U.S. Agent”, and together with the Canadian Agent, the “Agents”), with respect to the issuance and sale from time to time by the Company of Common Shares (the “Shares”) upon the terms and conditions as set forth therein. All capitalized terms not otherwise defined herein shall have the meaning given thereto in the EDA.

The undersigned, being the Company and the Agents, mutually agree to amend the EDA to reflect the deletion and replacement described in Section 1 hereto.

1.       Amendment. The Company and the Agents agree that, effective as of the date of this Agreement, the reference to “C$500,000,000” in the definition of “Maximum Amount” in the recitals of the EDA shall be, and shall be deemed to be, deleted and replaced with “C$315,000,000”.

2.       Governing Law. THIS AGREEMENT, AND ANY DISPUTE, CLAIM OR CONTROVERSY ARISING UNDER OR RELATED TO THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE PROVINCE OF BRITISH COLUMBIA APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH PROVINCE. EACH PARTY HERETO HEREBY IRREVOCABLY SUBMITS FOR PURPOSES OF ANY ACTION ARISING FROM THIS AGREEMENT BROUGHT BY ANY OTHER PARTY HERETO TO THE JURISDICTION OF THE COURTS OF THE PROVINCE OF BRITISH COLUMBIA.

3.       Survival of Provisions Upon Invalidity of Any Single Provision. In case any provision in this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

4.       Further Assurances. Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

5.       Counterparts. This Agreement may be signed in two or more counterparts with the same effect as if the signatures thereto and hereto were upon the same instrument.

Except as set forth above, all other terms and conditions of the EDA shall continue in full force and effect.

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Please confirm that the foregoing correctly sets forth the agreement between the Company and the Agents.

Very truly yours,

NEXGEN ENERGY LTD.

By: Leigh Curyer (signed)
Name: Leigh Curyer
Title: President and Chief Executive Officer By: Benjamin Salter (signed) Name: Benjamin Salter
Title: Chief Financial Officer

Confirmed as of the date first above mentioned:

VIRTU CANADA CORP.

By: Justin Algor (signed)
Name: Justin Algor
Title: Chief Executive Officer

Confirmed as of the date first above mentioned:

VIRTU AMERICAS, LLC

By: Joshua R. Feldman (signed)
Name: Joshua R. Feldman
Title: Managing Director

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